Filed Pursuant to Rule 424(b)(3)

Registration No. 333-225450

PROSPECTUS SUPPLEMENT NO. 1

(To Prospectus Dated June 15, 2018)

Stellar Biotechnologies, Inc.

3,444,773 Common Shares

This Prospectus Supplement No. 1 (this “Supplement No. 1”) is part of the prospectus of Stellar Biotechnologies, Inc. (the “Company”), dated June 15, 2018 (the “Prospectus”). This Supplement No. 1 supplements, modifies or supersedes certain information contained in the Prospectus. Any statement in the Prospectus that is modified or superseded is not deemed to constitute a part of the Prospectus, except as modified or superseded by this Supplement No. 1. Except to the extent that the information in this Supplement No. 1 modifies or supersedes the information contained in the Prospectus, this Supplement No. 1 should be read, and will be delivered, with the Prospectus. This Prospectus Supplement No. 1 is not complete without, and may not be utilized except in connection with, the Prospectus.

The purpose of this Supplement No. 1 is to update and supplement the information in the Prospectus with the information contained in the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2018, as filed with the Securities and Exchange Commission (“SEC”) on August 8, 2018, which is attached hereto.

Investing in our securities involves a high degree of risk. These risks are described in the “Risk Factors” section on page 9 of the Prospectus. You should also consider the risk factors described or referred to in any documents incorporated by reference in the Prospectus, and in an applicable prospectus supplement, before investing in these securities.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 8, 2018.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

☑	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission File Number: 001-37619

Stellar Biotechnologies, Inc.

(Exact name of registrant as specified in its charter)

British Columbia, Canada	N/A
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

332 E. Scott Street
Port Hueneme, California	93041
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (805) 488-2800

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes  ☐    No  ☒

As of August 8, 2018, the registrant had 5,330,715 common shares issued and outstanding. This amount reflects the one for seven reverse split of the registrant’s outstanding common shares effected May 4, 2018.

All historical references to common shares, warrants and share options outstanding prior to May 4, 2018 and the related exercise prices in this Form 10-Q have been adjusted to reflect the effect of the one for seven reverse split, effected at the close of market on May 4, 2018.

Stellar Biotechnologies, Inc.

Quarterly Report on Form 10-Q

For the Quarter Ended June 30, 2018

PART I — FINANCIAL INFORMATION

Item 1.	Financial Statements.

Stellar Biotechnologies, Inc.

Condensed Interim Consolidated Balance Sheets

(Unaudited)

	June 30,	September 30,
	2018	2017

Assets:

Current assets:
Cash and cash equivalents	$5,820,582	$4,570,951
Accounts receivable	10,305	1,287
Short-term investments	5,463,554	1,994,401
Inventory	237,494	68,114
Prepaid and other assets	101,755	123,694

Total current assets	11,633,690	6,758,447

Noncurrent assets:

Equity investment in joint venture	66,695	66,695
Property, plant and equipment, net	1,085,575	879,523
Deposits	15,340	15,340

Total noncurrent assets	1,167,610	961,558

Total Assets	$12,801,300	$7,720,005

Liabilities and Shareholders' Equity:

Current liabilities:
Accounts payable and accrued liabilities	$414,610	$320,947

Total Current Liabilities	414,610	320,947

Commitments (Note 6)

Shareholders' equity:
Common shares, unlimited common shares authorized, no par value, 5,330,715 issued and outstanding at June 30, 2018 and 1,502,870 at September 30, 2017	56,652,957	48,351,701
Accumulated share-based compensation	5,035,721	4,439,400
Accumulated deficit	(49,301,988)	(45,392,043)

Total Shareholders' Equity	12,386,690	7,399,058

Total Liabilities and Shareholders' Equity	$12,801,300	$7,720,005

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Stellar Biotechnologies, Inc.

Condensed Interim Consolidated Statements of Operations

(Unaudited)

	Three Months Ended		Nine Months Ended
	June 30,	June 30,	June 30,	June 30,
	2018	2017	2018	2017

Revenues:
Product sales	$73,053	$20,532	$157,592	$175,407
Contract services revenue	-	-	-	50,000
	73,053	20,532	157,592	225,407

Expenses:
Cost of sales and contract services	45,615	77,555	114,039	227,563
Costs of aquaculture	69,493	64,708	241,967	212,945
Research and development	465,180	536,169	1,590,087	1,326,405
General and administrative	651,166	635,716	2,103,636	2,314,143

	1,231,454	1,314,148	4,049,729	4,081,056

Loss from Operations	(1,158,401)	(1,293,616)	(3,892,137)	(3,855,649)

Other Income (Loss)
Foreign exchange gain (loss)	(13,608)	64,135	(47,755)	21,972
Investment income	15,337	9,120	30,747	24,767

	1,729	73,255	(17,008)	46,739

Loss Before Income Tax	(1,156,672)	(1,220,361)	(3,909,145)	(3,808,910)

Income tax expense	-	-	800	800

Net Loss	$(1,156,672)	$(1,220,361)	$(3,909,945)	$(3,809,710)

Loss per common share:
Basic and diluted	$(0.38)	$(0.84)	$(1.93)	$(2.63)

Weighted average number of common shares outstanding:
Basic and diluted	3,082,546	1,450,447	2,029,431	1,448,840

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Stellar Biotechnologies, Inc.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited)

	Nine Months Ended
	June 30,	June 30,
	2018	2017

Cash Flows Used In Operating Activities:
Net loss	$(3,909,945)	$(3,809,710)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	142,643	135,515
Share-based compensation	125,409	92,480
Foreign exchange (gain) loss	47,755	(21,972)
Transfer equipment to research and development	12,419	-

Changes in working capital items:
Accounts receivable	(9,080)	73,906
Inventory	(169,380)	108,483
Prepaid and other assets	21,881	37,033
Accounts payable and accrued liabilities	94,026	(198,269)

Net cash used in operating activities	(3,644,272)	(3,582,534)

Cash Flows From Investing Activities:
Purchase of property, plant and equipment	(361,400)	(200,365)
Purchase of short-term investments	(5,969,153)	(3,008,853)
Proceeds on sales and maturities of short-term investments	2,500,000	3,000,000

Net cash used in investing activities	(3,830,553)	(209,218)

Cash Flows From Financing Activities:
Proceeds from issuance of common shares, net	4,520,319	-
Payments for issuance costs	(398,811)	-
Proceeds from exercise of warrants	4,650,659	-

Net cash provided by financing activities	8,772,167	-

Effect of exchange rate changes on cash and cash equivalents	(47,711)	22,211

Net change in cash and cash equivalents	1,249,631	(3,769,541)
Cash and cash equivalents - beginning of period	4,570,951	7,416,904
Cash and cash equivalents - end of period	$5,820,582	$3,647,363

Cash (demand deposits)	$1,829,007	$1,035,138
Cash equivalents	3,991,575	2,612,225

Cash and cash equivalents	$5,820,582	$3,647,363

Supplemental cash flow information:

Cash paid during the period for taxes	$800	$800

Supplemental disclosure of non-cash transactions:
Issuance costs withheld from escrow proceeds	$972,811	$-
Fair value of placement agent warrants	470,912	-

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Stellar Biotechnologies, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

1.	Nature of Operations

Stellar Biotechnologies, Inc. (the Company) is organized under the laws of British Columbia, Canada. The Company’s business is the aquaculture, research and development, manufacture and commercialization of Keyhole Limpet Hemocyanin (KLH). The Company markets and distributes its KLH products to biotechnology and pharmaceutical companies, academic institutions, and clinical research organizations primarily in Europe, Asia, and the United States. The Company’s common shares have been listed for trading on The Nasdaq Capital Market in the United States under the symbol “SBOT” since November 5, 2015.

In April 2010, the Company changed its name from CAG Capital, Inc. to Stellar Biotechnologies, Inc. and completed a reverse merger transaction with Stellar Biotechnologies, Inc., a California corporation, which was founded in September 1999, and remains the Company’s wholly-owned subsidiary and principal operating entity. In January 2017, the California subsidiary and the Company established a wholly-owned Mexican subsidiary under the name BioEstelar, S.A. de C.V. in Ensenada, Baja California to perform aquaculture research and development activities in Mexico. The Company’s executive offices are located at 332 E. Scott Street, Port Hueneme, California, 93041, USA, and its registered and records office is 1500 Royal Centre, 1055 West Georgia Street, Vancouver, BC, V6E 4N7, Canada.

Management Plans

Company operations have historically been funded by the issuance of common shares, exercise of warrants, grant revenues, contract services revenue and product sales. For the nine months ended June 30, 2018 and 2017, the Company reported net losses of $3.9 million and $3.8 million, respectively. As of June 30, 2018, the Company had an accumulated deficit of $49.3 million and working capital of $11.2 million. The Company expects to incur additional losses as it continues to invest in its research and development programs, manufacturing platform and market development activities.

The Company plans to finance company operations over the course of the next twelve months with cash and investments on hand and product sales. Management has flexibility to adjust planned expenditures based on a number of factors including the size and timing of capital expenditures, staffing levels, inventory levels, and the status of customer clinical trials. Management also seeks to expand the customer base for existing marketed products, and may seek additional financing through debt and/or equity financings, including transactions with strategic customers and partners that may include debt and/or equity arrangements. The Company has historically relied upon the sale of common shares to help fund its operations and meet its obligations and presently expects to continue to do so in the future as and when it considers appropriate, subject to market conditions and the availability of favorable terms.

2.	Basis of Presentation

The accompanying unaudited condensed interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP) for interim financial information and with the instructions to Form 10-Q. They do not include all information and footnotes necessary for a fair presentation of financial position, results of operations and cash flows in conformity with U.S. GAAP for complete financial statements. These condensed interim consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes contained in the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2017.

The accompanying condensed interim consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, Stellar Biotechnologies, Inc., a California corporation in the U.S. and BioEstelar, S.A. de C.V. a Baja California corporation in Mexico. All significant intercompany balances and transactions have been eliminated in consolidation. In the opinion of management, all adjustments (consisting of normal recurring adjustments and accruals) considered necessary for a fair presentation of the results of operations for the period presented have been included in the interim period. Operating results for the nine months ended June 30, 2018 are not necessarily indicative of the results that may be expected for other interim periods or the fiscal year ending September 30, 2018. The condensed interim consolidated financial data at September 30, 2017 is derived from audited financial statements included in the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2017, as filed on December 1, 2017 with the SEC.

The preparation of financial statements in conformity with U.S. GAAP for interim financial information requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Functional Currency

The condensed interim consolidated financial statements of the Company are presented in U.S. dollars, unless otherwise stated, which is the Company’s functional currency.

3.	Investments

Short-term investments consisted of U.S. Treasury Bills at June 30, 2018 and September 30, 2017.

U.S. Treasury Bills are carried at amortized cost which approximates fair value and are classified as held-to-maturity investments.

Stellar Biotechnologies, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

4.	Inventory

Raw materials include inventory of manufacturing supplies. Work in process includes manufacturing supplies, direct and indirect labor, contracted manufacturing and testing, and allocated manufacturing overhead for inventory in process at the end of the period. Finished goods include products that are complete and available for sale. At June 30, 2018 and September 30, 2017, the Company recorded work in process and finished goods inventory only for those products with recent sales levels to evaluate net realizable value.

Inventory consisted of the following:

	June 30,	September 30,
	2018	2017

Raw materials	$48,940	$21,761
Work in process	65,199	-
Finished goods	123,355	46,353

	$237,494	$68,114

5.	Property, Plant and Equipment, net

Property, plant and equipment, net consisted of the following:

	June 30,	September 30,
	2018	2017

Aquaculture system	$126,257	$126,257
Laboratory facilities	62,033	62,033
Computer and office equipment	122,834	117,840
Manufacturing and laboratory equipment	1,041,684	982,439
Vehicles	77,994	77,994
Leasehold improvements	347,360	337,060
	1,778,162	1,703,623
Less: accumulated depreciation	(1,101,776)	(969,418)

Depreciable assets, net	676,386	734,205
Construction in progress	409,189	145,318

	$1,085,575	$879,523

Depreciation and amortization expense amounted to approximately $143,000 and $136,000 for the nine months ended June 30, 2018 and 2017, respectively.

6.	Commitments

Operating leases

The Company leases buildings and facilities used in its operations under two sublease agreements. In June 2015, the Company exercised its option to extend these sublease agreements for an additional five-year term beginning in October and November 2015. The Company negotiated an option to extend the leases for two additional five-year terms.

The Company leases facilities used for executive offices and laboratories and pays a portion of the common area maintenance. In July 2018, the Company extended this lease for a two-year term, with options to renew for three successive two-year terms.

The Company leases undeveloped land in Baja California, Mexico to assess the potential development of an additional aquaculture locale and expansion of production. The lease term was three years from June 2015 with options to extend the lease for 30 years. In February 2018, the lease term was extended for two years without further rent payments. The Company may terminate early with 30 days’ notice. The Company had a related collaboration agreement with the lessor, which expired in June 2018, pursuant to which the Company and the lessor would collaborate on the design, expansion and development of marine aquaculture resources and KLH production facilities on the leased property. Under that agreement, the Company was responsible for certain leasehold improvements including construction of structures and a power-generating facility, which are owned by the Company. The Company was also responsible for reimbursing the lessor for local operational support.

Stellar Biotechnologies, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Aggregate future minimum lease payments at June 30, 2018 are as follows:

Three Months Ending September 30, 2018	46,000
Year Ending September 30, 2019	185,000
Year Ending September 30, 2020	167,000
Year Ending September 30, 2021	6,000

$404,000

Rent expense on these lease agreements amounted to approximately $184,000 and $178,000 for the nine months ended June 30, 2018 and 2017, respectively.

Purchase obligations

The Company has commitments totaling approximately $193,000 at June 30, 2018 for signed agreements with contract research organizations, consultants, construction contractors and equipment suppliers. All of the Company’s purchase obligations are expected to be fulfilled within the next 12 months.

Supply agreements

The Company has commitments under supply agreements with customers for fixed prices per gram of KLH in connection with clinical trials on a non-exclusive basis except within that customer’s field of use. The expiration dates of these supply agreements range from October 2019 to February 2022, and are generally renewable upon written request of the customer.

Joint venture agreement

In May 2016, the Company entered into a joint venture agreement with another party for the formation of a joint venture company to manufacture and sell conjugated therapeutic vaccines. The joint venture is organized as a French simplified corporation.

The Company holds a 30% equity interest in the joint venture in exchange for an initial capital contribution of €120,000. One-half of the initial contribution, approximately $67,000, was paid during the year ended September 30, 2016 with the balance due upon the occurrence of certain defined future events. The Company will also provide the joint venture additional financing as may be required, on a pro rata basis in line with its equity interest. According to the joint venture agreement, if certain milestones were not achieved by December 31, 2017, the joint venture would be dissolved, unless (i) the parties mutually agree to pursue the joint venture arrangement, or (ii) either party decides to purchase the equity interests of the other party. In February 2018, the parties renewed and amended the joint venture agreement to extend this deadline to December 31, 2018. Each of the parties is entitled, upon the occurrence of certain defined events, to acquire the interest of the other party. Except as described herein, the joint venture has an initial ten-year term, renewable for successive five-year terms. If either party provides notice at least six months prior to the expiration date of an applicable term that it does not wish to continue its participation in the joint venture, the other party will have a right to acquire all of such terminating party’s equity interests in the joint venture.

In connection with the formation of the joint venture and the execution of its strategy, the parties intend over time to enter into an exclusive supply agreement within a limited field of use for Stellar to supply KLH to the joint venture, a supply agreement designating the joint venture as the exclusive manufacturer and supplier of the other party’s vaccines, and services agreements for the provision of various knowledge and expertise by each of the parties.

Licensing agreement and technology transfer agreement

In July 2013, the Company acquired the exclusive, worldwide license to certain patented technology for the development of human immunotherapies against Clostridium difficile infection (C. diff) under a written agreement (the License Agreement) with a University (the Licensor) which required payments of license fees, patent cost reimbursements and other contingent fees. In March 2017, (i) the Company entered into an agreement to terminate the License Agreement, (ii) the Company concurrently entered into a technology transfer and purchase agreement (the Transfer Agreement) with a vaccine biotechnology company (the Transferee), and (iii) the Licensor and Transferee entered into a direct licensing arrangement relating to the patented C. diff technology. Under the Transfer Agreement, the Company transferred to the Transferee its proprietary rights and know-how of immunogens and vaccine technology for C. diff, in exchange for an upfront payment and a percentage of future fees, milestone payments, sublicensing income and royalties, if any, paid by the Transferee or its assigns to the Licensor.

As a result of the termination of the License Agreement, there are no early termination penalties and no further annual licensing fees, contingent milestone payments, royalties, sub-licensing fees or other financial obligations payable by the Company to the Licensor.

Stellar Biotechnologies, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Retirement savings plan 401(k) contributions

The Company sponsors a 401(k) retirement savings plan that requires an annual non-elective safe harbor employer contribution of 3% of eligible employee wages. All employees over 21 years of age are eligible beginning the first payroll after 3 consecutive months of employment. Employees are 100% vested in employer contributions and in any voluntary employee contributions. Contributions to the 401(k) plan were approximately $57,000 and $47,000 for each of the nine months ended June 30, 2018 and 2017, respectively.

Related party commitments

On August 14, 2002, through its California subsidiary, the Company entered into a patent royalty agreement with a director and officer of the Company, whereby he would receive royalty payments in exchange for assignment of his patent rights to the Company. The royalty is 5% of gross receipts from products using this invention in excess of $500,000 annually. The Company’s current operations utilize this invention. There was no royalty expense incurred during the nine months ended June 30, 2018 and 2017.

7.	Share Capital

The Company had the following transactions in share capital:

	Nine Months Ended
	June 30,	June 30,
	2018	2017

Number of common shares issued	3,827,845	54,834

Issuance of common shares	$5,493,130	$-
Issuance of common shares upon exercise of warrants	4,650,659	-
Issuance of performance shares	-	1,070,909

Share issuance costs	$(1,371,621)	-
Fair value of placement agent warrants	(470,912)	-

Equity Offerings

On May 15, 2018, the Company completed a registered public offering of 2,075,472 units, with each unit consisting of (i) one common share, no par value, or common share equivalent, and (ii) one warrant to purchase one common share at a price of $2.65 per unit. Net proceeds were $4.6 million, after deducting underwriting discounts and commissions and estimated offering expenses. The warrants were immediately exercisable at an aggregate price of $2.65 and expire five years from the date of issuance. In connection with the offering, the Company also issued warrants to purchase an aggregate of 145,283 common shares, at an exercise price of $3.3125, to certain affiliated designees of the placement agent as part of the placement agent’s compensation.

On May 24, 2018, the Company entered into a warrant exercise agreement with certain holders of our warrants, pursuant to which the holders agreed to exercise their warrants to purchase 1,122,076 common shares, in the aggregate, resulting in net proceeds of $2.5 million. In consideration, the Company agreed to issue to the holders new Series A Common Share Purchase Warrants to purchase up to 1,122,076 common shares at an exercise price of $2.65 per share, with an exercise period of five years, and new Series B Common Share Purchase Warrants to purchase up to 2,244,152 common shares at an exercise price of $2.65 per share, with an exercise period of seven months. In connection with the agreement, the Company also issued warrants to purchase an aggregate of 78,545 common shares to certain affiliated designees of the placement agent as part of the placement agent’s compensation, at an exercise price of $3.3125.

Reverse Share Split

On May 4, 2018, the Company effected a share consolidation (reverse split) of the Company's common shares at a ratio of 1-for-7. As a result of the reverse split, every seven shares of the issued and outstanding common shares, without par value, consolidated into one newly-issued outstanding common share, without par value. Each fractional share remaining after the reverse split that was less than one-half of a share was cancelled and each fractional share that was at least one-half of a share was changed to one whole share. The reverse split reduced the number of common shares outstanding from 10,520,096 to 1,502,870 after fractional share rounding. The number of warrants and options were proportionately adjusted by the split ratio and the exercise prices correspondingly increased by the same split ratio. All shares and exercise prices are presented on a post-split basis in these condensed interim consolidated financial statements.

Stellar Biotechnologies, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Black-Scholes option valuation model

The Company uses the Black-Scholes option valuation model to determine the fair value of share-based compensation for placement agent warrants and share options granted. Option valuation models require the input of highly subjective assumptions including the expected price volatility. The Company has used historical volatility to estimate the volatility of the share price. Changes in the subjective input assumptions can materially affect the fair value estimates, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s warrants and share options.

Warrants

A summary of the Company’s warrants activity is as follows:

	Number of Warrants	Weighted Average Exercise Price

Balance - September 30, 2016	180,805	$31.50

Balance - September 30, 2017	180,805	$31.50

Granted	5,665,528	2.68
Granted pre-funded warrants	687,076	.01
Exercised	(1,752,373)	2.65
Exercised pre-funded warrants	(687,076)	.01

Balance - June 30, 2018	4,093,960	$3.96

The weighted average contractual life remaining on the outstanding warrants at June 30, 2018 is 31 months.

The following table summarizes information about the warrants outstanding at June 30, 2018:

Exercise Price	Number of Warrants	Expiry Date

$2.65	2,044,152	December 2018
31.50	180,805	January 2022
2.65	1,645,175	May 2023
3.31	223,828	May 2023

	4,093,960

The fair value of placement agent warrants granted was determined using the Black-Scholes option valuation model, using the following weighted average assumptions at the date of the grant:

Nine Months Ended
June 30,
2018
Risk free interest rate	2.21%
Expected life (years)	5.0
Expected share price volatility	173%
Expected dividend yield	0%

The weighted average fair value of placement agent warrants granted during the nine months ended June 30, 2018 was $1.98.

Stellar Biotechnologies, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Share Options

The Company adopted an incentive compensation plan in 2017 (the Incentive Plan), which amended and restated the 2013 fixed share option plan and is administered by the Board of Directors. Options, restricted shares and restricted share units are eligible for grants under the Incentive Plan. The number of shares available for issuance under the Incentive Plan is 228,143, including shares available for the exercise of outstanding options under the 2013 fixed share option plan. No restricted shares or restricted share units have been granted as of June 30, 2018.

The exercise price of an option is set at the closing price of the Company’s common shares on the date of grant. Share options granted to directors, officers, employees and certain individual consultants for past service are subject to the following vesting schedule: (a) one-third shall vest immediately, (b) one-third shall vest at 12 months from the date of grant and (c) one-third shall vest at 18 months from the date of grant.

Share options granted to directors, officers, employees and certain individual consultants for future service are subject to the following vesting schedule: (x) one-third shall vest at 12 months from the date of grant, (y) one-third shall vest at 24 months from the date of grant and (z) one-third shall vest at 36 months from the date of grant.

Share options granted to certain individual investor relations consultants are subject to the following vesting schedule: (aa) 25% shall vest at 3 months from the date of grant, (bb) 25% shall vest at 6 months from the date of grant, (cc) 25% shall vest at 12 months from the date of grant and (dd) 25% shall vest at 15 months from the date of grant.

Options have been granted under the Incentive Plan allowing the holders to purchase common shares of the Company as follows:

	Number of Options	Weighted Average Exercise Price

Balance - September 30, 2016	77,015	$37.03

Granted	10,229	13.23
Expired	(4,033)	77.98
Expired	(24,500)	20.30	CDN $

Balance - September 30, 2017	58,711	$40.18

Granted	29,426	5.88
Expired	(1,671)	112.56
Expired	(5,679)	36.19	CDN $

Balance - June 30, 2018	80,787	$26.11

The weighted average contractual life remaining on the outstanding options is 47 months.

The following table summarizes information about the options under the Incentive Plan outstanding and exercisable at June 30, 2018:

Number of Options	Exercisable at June 30, 2018	Range of exercise prices	Expiry Dates
13,479	13,479	CDN$15.00 - 35.00	Apr 2019-Dec 2019
40,641	16,859	$5.00 - 20.00	Sep 2023-Mar 2025
17,265	17,265	CDN$40.00 - 70.00	Aug 2018-Jun 2022
2,114	2,114	$50.00 - 60.00	Dec 2022
3,073	3,073	CDN$105.00 - 140.00	Nov 2018-Nov 2021
4,215	4,215	$120.00 - 130.00	Nov 2020
80,787	57,005

Stellar Biotechnologies, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

The estimated fair value of the share options granted during the nine months ended June 30, 2018 and 2017 was determined using a Black-Scholes option valuation model with the following weighted average assumptions:

	Nine Months Ended
	June 30,	June 30,
	2018	2017
Risk free interest rate	2.13%	1.44%
Expected life (years)	7.00	7.00
Expected share price volatility	155%	166%
Expected dividend yield	0%	0%

The weighted average fair value of share options granted during the nine months ended June 30, 2018 and 2017 was $5.67 and $12.88, respectively.

As of June 30, 2018, the Company had approximately $102,000 of unrecognized share-based compensation expense, which is expected to be recognized over a period of 31 months.

There were no options exercised during the nine months ended June 30, 2018 and 2017. There was no intrinsic value of the vested options at June 30, 2018.

8.	Fair Value of Financial Instruments

The Company uses the fair value measurement framework for valuing financial assets and liabilities measured on a recurring basis in situations where other accounting pronouncements either permit or require fair value measurements.

Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The carrying value of certain financial instruments such as accounts receivable, accounts payable, accrued liabilities, and deferred revenue approximates fair value due to the short-term nature of such instruments. Short-term investments in U.S. Treasury Bills are recorded at amortized cost, which approximates fair value.

The Company follows the fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. There are three levels of inputs that may be used to measure fair value:

Level 1:	Quoted prices in active markets for identical or similar assets and liabilities.
Level 2:	Quoted prices for identical or similar assets and liabilities in markets that are not active or observable inputs other than quoted prices in active markets for identical or similar assets and liabilities.
Level 3:	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company reports its short-term investments in U.S. Treasury Bills at fair value using Level 1 inputs in the fair value hierarchy.

The following table summarizes fair values for those assets and liabilities with fair value measured on a recurring basis.

	Fair Value Measurements Using
	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
June 30, 2018
Assets
Short-term investments in U.S. Treasury Bills	$5,463,554	$-	$-	$5,463,554

September 30, 2017
Assets
Short-term investments in U.S. Treasury Bills	$1,994,401	$-	$-	$1,994,401

Stellar Biotechnologies, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

9.	Concentrations of Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash and cash equivalents, U.S Treasury Bills, and accounts receivable. The Company estimates its maximum credit risk at the amount recorded on the balance sheet.

Management’s assessment of the Company’s credit risk for cash and cash equivalents is low as they are held in major financial institutions believed to be credit worthy or U.S. Treasury Bills with maturities of 90 days or less. The Company limits its exposure to credit loss for short-term investments by holding U.S. Treasury Bills with maturities of 1 year or less. Based on credit monitoring and history, the Company considers the risk of credit losses due to customer non-performance on accounts receivable to be low.

The Company had the following concentrations of revenues by customers, each of which accounted for more than 10% of revenues in the applicable period:

	Nine Months Ended
	June 30,	June 30,
	2018	2017

Product sales and contract services revenue	60% from 2 customers	85% from 2 customers

The Company had the following concentrations of revenues by geographic areas:

	Nine Months Ended
	June 30,	June 30,
	2018	2017

North America	50%	32%
Europe	47%	65%
Asia	3%	3%

The Company had the following concentrations of accounts receivable from its customers, each of which accounted for more than 10% in the applicable period:

June 30,
2018

Accounts receivable	92% from 3 customers

There were no customer accounts receivable at September 30, 2017.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following management’s discussion and analysis of our financial condition and results of operations should be read in conjunction with the unaudited condensed interim consolidated financial statements and notes thereto included in Part I, Item 1 of this Quarterly Report on Form 10-Q as of June 30, 2018 and our audited consolidated financial statements for the year ended September 30, 2017 included in our Annual Report on Form 10-K, filed with the Securities and Exchange Commission on December 1, 2017.

This Quarterly Report on Form 10-Q contains forward-looking statements. When used in this report, the words “expects,” “anticipates,” “suggests,” “believes,” “intends,” “estimates,” “plans,” “projects,” “continue,” “ongoing,” “potential,” “expect,” “predict,” “believe,” “intend,” “may,” “will,” “should,” “could,” “would” and similar expressions are intended to identify forward-looking statements. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described in our Annual Report on Form 10-K for the year ended September 30, 2017 and other reports we file with the Securities and Exchange Commission. Although we believe the expectations reflected in the forward-looking statements are reasonable, they relate only to events as of the date on which the statements are made. We do not intend to update any of the forward-looking statements after the date of this report to conform these statements to actual results or to changes in our expectations, except as required by law.

The discussion and analysis of our financial condition and results of operations are based on our unaudited condensed interim consolidated financial statements as of June 30, 2018 and September 30, 2017, and for the nine months ended June 30, 2018 and 2017 included in Part I, Item 1 of this Quarterly Report on Form 10-Q, which we have prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenues and expenses during the reporting periods. On an ongoing basis, we evaluate such estimates and judgments, including those described in greater detail below. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Overview

We are a biotechnology company engaged in the aquaculture, research and development, manufacture and commercialization of Keyhole Limpet Hemocyanin (KLH). KLH is an immune-stimulating protein with an extensive history of safe and effective use in immunological applications.

Immunotherapies (also known as therapeutic vaccines) are an emerging class of treatments that involve using the body’s own immune system to target and treat disease. Today, multiple companies and institutions are developing drugs that combine disease-targeting agents with KLH. These disease-targeting agents do not evoke a robust immune response by themselves and thus require a carrier molecule like KLH.

The versatility of the KLH molecule and its use in multiple drug development pipelines provide numerous commercial opportunities for us. The successful commercialization of one or more drug development pipelines, especially in a major indication, could have a significant impact on the industry’s ability to produce sufficient quantities of KLH. The protein is derived only from the Giant Keyhole Limpet, a scarce ocean mollusk that is native to a limited stretch of Pacific Ocean coastline. Due in part to the inherent limitations of utilizing wild sources of KLH, we believe that aquaculture production methods, like the methods we practice, will be required to provide scalable, fully traceable supplies of KLH.

We produce clinical grade KLH using Current Good Manufacturing Practices (GMP) and market and sell our KLH products under the brand Stellar KLH. Our customers and partners include multinational biotechnology and pharmaceutical companies, academic institutions, clinical research organizations and research centers. We have multiple agreements to license and supply Stellar KLH and other technology in exchange for fees, revenues or royalties. Our customers manage and fund all product development and regulatory submissions for their respective drug products that utilize our KLH protein. We are in the process of upgrading and scaling our manufacturing operations and plan to produce KLH suitable for commercial drugs by the time our customers are ready to file marketing applications referencing our drug master files that we maintain with the U.S. Food and Drug Administration.

Recent Developments

Equity Offerings

On May 15, 2018, we completed a registered public offering of 2,075,472 units, with each unit consisting of (i) one common share, no par value, or common share equivalent, and (ii) one warrant to purchase one common share at a price of $2.65 per unit. We received net proceeds of $4.6 million, after deducting underwriting discounts and commissions and estimated offering expenses. The warrants were immediately exercisable at an aggregate price of $2.65 and expire five years from the date of issuance. In connection with the offering, we also issued warrants to purchase an aggregate of 145,283 common shares, at an exercise price of $3.3125, to certain affiliated designees of the placement agent as part of the placement agent’s compensation.

On May 24, 2018, we entered into a warrant exercise agreement with certain holders of our warrants, pursuant to which the holders agreed to exercise their warrants to purchase 1,122,076 common shares, in the aggregate, resulting in net proceeds of $2.5 million. In consideration, we agreed to issue to the holders new Series A Common Share Purchase Warrants to purchase up to 1,122,076 common shares at an exercise price of $2.65 per share, with an exercise period of five years, and new Series B Common Share Purchase Warrants to purchase up to 2,244,152 common shares at an exercise price of $2.65 per share, with an exercise period of seven months. In connection with the agreement, we also issued warrants to purchase an aggregate of 78,545 common shares to certain affiliated designees of the placement agent as part of the placement agent’s compensation, at an exercise price of $3.3125.

Neostell Joint Venture

In May 2016, we entered into a joint venture agreement with Neovacs S.A, a Paris-based biotechnology company, for the formation of a joint venture company to manufacture and sell conjugated therapeutic vaccines.  In July 2016, Neostell S.A.S., a French simplified stock corporation (Neostell), was formed to carry out the business of the joint venture.  Neostell is expected to produce Neovacs’ product candidates that utilize Stellar KLH as a carrier molecule and may also manufacture and sell other KLH-based immunotherapy products for third-party customers. We hold a 30% equity interest in the joint venture in exchange for an initial capital contribution of €120,000. One-half of the initial contribution, approximately $67,000, was paid in June 2016 with the balance due upon the occurrence of certain defined future events. We will also provide additional financing to Neostell, as may be required, on a pro rata basis in line with our equity interest. According to the joint venture agreement, as amended February 2018, if certain milestones were not achieved by December 31, 2018, Neostell would be dissolved, unless the parties mutually agree to pursue the joint venture arrangement, or either party decides to purchase the equity interests of the other party. On July 3, 2018, Neovacs published the results of its Phase 2b clinical study for IFN-Alpha-Kinoid immunotherapy in systemic lupus erythematosus, and the parties are currently in discussions regarding certain Neostell milestones and the advancement of Neovacs’ KLH based immunotherapy in lupus.

Significant Accounting Policies and Estimates

For a discussion of our significant accounting policies and estimates, refer to Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in our Annual Report on Form 10-K for the fiscal year ended September 30, 2017, as filed with the Securities and Exchange Commission (SEC) on December 1, 2017. There are no material changes in our significant accounting policies and estimates from the disclosure provided in our Annual Report on Form 10-K for the fiscal year ended September 30, 2017.

Results of Operations

Comparison of Nine Months Ended June 30, 2018 and 2017

Our total revenues decreased by $0.07 million to $0.16 million for the nine months ended June 30, 2018 compared to $0.23 million for the same period last year due to a decrease in product sales. Product sales volumes are subject to variability associated with the rate of development and progression of clinical studies of third-party products that utilize Stellar KLH. The rate of progression toward later stage studies is expected to continue to affect the timing and volume of future product sales. During both periods, product mix was similar, consisting of various grades of KLH for clinical and pre-clinical studies and immune system assays.

Our total expenses decreased by $0.03 million to $4.05 million for the nine months ended June 30, 2018 compared to $4.08 million for the same period last year:

•	Our cost of sales and contract services decreased by $0.12 million to $0.11 million for the nine months ended June 30, 2018 compared to $0.23 million for the same period last year primarily due to decreased product sales volume as well as reduced expenses related to sales of KLH that was produced as a byproduct of our research and development activities.

•	Our research and development expenses increased by $0.26 million to $1.59 million for the nine months ended June 30, 2018 compared to $1.33 million for the same period last year. The increase was primarily due to an increase in research and development activities intended to increase the scalability and throughput capacity of existing manufacturing systems, including engineering lots of KLH produced under our optimization initiative. An increase in contracted research services and additional research and development in aquaculture, analytics and product formulation also contributed to the increase.

•	Our general and administrative expenses decreased by $0.21 million to $2.10 million for the nine months ended June 30, 2018 compared to $2.31 million for the same period last year primarily due to reduced professional fees and travel expenses.

Our total other income (loss) decreased by $0.06 million to an overall loss of $0.02 million for the nine months ended June 30, 2018 compared to an overall gain of $0.05 million for the same period last year primarily due to fluctuations in Canadian exchange rates.

Our net loss for the nine months ended June 30, 2018 was $3.91 million, or $1.93 per basic share, compared to a net loss of $3.81 million, or $2.63 per basic share, for the nine months ended June 30, 2017.

Comparison of Three Months Ended June 30, 2018 and 2017

Our total revenues increased by $0.05 million to $0.07 million for the three months ended June 30, 2018 compared to $0.02 million for the same period last year due to an increase in product sales. Product sales volumes are subject to variability associated with the rate of development and progression of clinical studies of third-party products that utilize Stellar KLH. The rate of progression toward later stage studies is expected to continue to affect the timing and volume of future product sales. During both periods, product mix was similar, consisting of various grades of KLH for clinical and pre-clinical studies and immune system assays.

Our total expenses decreased by $0.08 million to $1.23 million for the three months ended June 30, 2018 compared to $1.31 million for the same period last year:

•

Our cost of sales and contract services decreased by $0.03 million to $0.05 million for the three months ended June 30, 2018 compared to $0.08 million for the same period last year. The decrease was primarily due to reduced expenses related to sales of KLH that was produced as a byproduct of our research and development activities. Sales of such products were higher in the three months ended June 30, 2018 than the comparable period.

•	Our research and development expenses decreased by $0.07 million to $0.47 million for the three months ended June 30, 2018 compared to $0.54 million for the same period last year. The decrease was primarily due to a reduction in KLH product inventory utilized for internal research and development activities.

•	Our general and administrative expenses increased by $0.02 million to $0.65 million for the three months ended June 30, 2018 compared to $0.64 million for the same period last year primarily due an increased noncash share-based compensation expenses, which was partially offset by reduced professional fees and travel expenses.

Our total other income (loss) decreased by $0.07 million to approximately zero for the three months ended June 30, 2018 compared to an overall gain of $0.07 million for the same period last year primarily due to fluctuations in Canadian exchange rates.

Our net loss for the three months ended June 30, 2018 was $1.16 million, or $0.38 per basic share, compared to a net loss of $1.22 million, or $0.84 per basic share, for the three months ended June 30, 2017.

Capital Expenditures

Our capital expenditures, which primarily consist of scientific, manufacturing, and aquaculture equipment, and facility leasehold improvements were $0.36 million and $0.19 million for the nine months ended June 30, 2018 and 2017, respectively. The increase was due primary to an increase in construction in progress related to the construction of renovated ocean-front space for aquaculture production and related activities at our facility located at the Port of Hueneme. We expect to continue investing in capital expenditures in the future as we prepare our core aquaculture infrastructure for expanded capacity as we deem appropriate based on third party clinical milestones and market conditions.

Liquidity and Capital Resources

Our operations have historically been funded by the issuance of common shares, exercise of warrants, grant revenues, contract services revenue and product sales. For the nine months ended June 30, 2018 and 2017, the Company reported net losses of $3.91 million and $3.81 million, respectively. We plan to finance company operations over the course of the next twelve months with cash and investments on hand and product sales. Management has flexibility to adjust planned expenditures based on a number of factors including the size and timing of capital expenditures, staffing levels, inventory levels, and the status of customer clinical trials. Management also seeks to expand the customer base for existing marketed products, and may seek additional financing through debt and/or equity financings, including transactions with strategic customers and partners that may include debt and/or equity arrangements.

On May 15, 2018, we completed a registered public offering resulting in net proceeds of $4.64 million. On May 29, 2018, we closed an offering with certain holders of our warrants, pursuant to a warrant exercise agreement, resulting in net proceeds of $2.49 million. During May and June 2018, other warrant exercises resulted in net proceeds of $1.64 million.

At June 30, 2018, we had cash, cash equivalents and short-term investments in U.S. Treasury Bills of $11.28 million, working capital of $11.22 million, shareholders’ equity of $12.39 million and an accumulated deficit of $49.30 million.

Geographic Concentrations

We primarily market and distribute our products directly to biotechnology and pharmaceutical companies, academic institutions, clinical research organizations and research centers. Products are shipped to our customers from our facilities in Port Hueneme, California using a common carrier chosen by the customer. The geographic markets of our customers are principally Europe, Asia and North America. We had the following concentrations of revenues by geographic areas:

	Nine Months Ended
	June 30,	June 30,
	2018	2017

North America	50%	32%
Europe	47%	65%
Asia	3%	3%

The geographic concentration of our product sales revenue fluctuates quarter over quarter, sometimes significantly, depending on the volume of sales from our customers in each of our principal geographic markets.

Research and Development

Our core business is developing and commercializing Keyhole Limpet Hemocyanin for use in immunotherapy and immunodiagnostic applications. Our internal research has included, among other activities, continual improvement of methods for the culture and growth of Giant Keyhole Limpet, innovations in aquaculture systems and infrastructure, biophysical and biochemical characterization of the KLH molecule, analytical processes to enhance performance of our products, KLH manufacturing process improvements, new KLH formulations, and early development of potential new KLH-based immunotherapies.

Research and development costs, including (i) materials, (ii) KLH designated for internal research use only and (iii) salaries of employees directly involved in research and development efforts, are expensed as incurred. From time to time, we produce saleable KLH as a byproduct of our research and development activities. The cost of this KLH is not assigned to inventory.

Our research and development costs were $1,590,087 and $1,326,405 for the nine months ended June 30, 2018 and 2017, respectively.

The increase from the comparable period was primarily due to research and development activities intended to increase the scalability and throughput capacity of existing manufacturing systems, including engineering lots of KLH produced under our optimization initiative.

Disclosure of Contractual Obligations

We currently lease 4,300 square feet of executive office and laboratory space in Port Hueneme, California under a lease which was renewed in July 2018 for a two-year term, with options to renew for three successive two-year terms.

Our aquaculture and KLH manufacturing operations are located on approximately 37,000 square feet of oceanfront land in the Port Hueneme Aquaculture Business Park. Our facilities here include specialized aquaculture infrastructure, seawater supply and discharge systems, laboratories, manufacturing and administrative offices. We have two sublease agreements which expire in September and October 2020, respectively, with options to extend the leases for two additional five-year terms.

We also currently lease undeveloped land in Baja California, Mexico under a lease agreement which we entered into in June 2015, with a three-year term, which may be terminated at will at any time with 30 days prior notice by either party. In February 2018, the lease term was extended for two years without further rent payments. We are utilizing the undeveloped land to conduct suitability studies for the potential development of an additional aquaculture locale and future expansion of production. We also have a short-term lease for office space in a business center located in Ensenada, Baja California. This office serves as the administrative headquarters of our BioEstelar subsidiary.

We have purchase commitments for contract research organizations, consultants, construction contractors and equipment suppliers.

There have been no material changes in our contractual obligations previously disclosed in our Annual Report on Form 10-K for the fiscal year ended September 30, 2017, as filed with the SEC on December 1, 2017.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Item 3.	Quantitative and Qualitative Disclosures About Market Risk.

We are exposed to financial market risks associated with foreign exchange rates, concentration of credit, and liquidity. In accordance with our policies, we manage our exposure to various market-based risks and, where material, these risks are reviewed and monitored by our Board of Directors. For a discussion of our market risk exposure, refer to Item 7A, “Quantitative and Qualitative Disclosures About Market Risk,” in our Annual Report on Form 10-K for the fiscal year ended September 30, 2017, as filed with the SEC on December 1, 2017. There are no material changes in market risk from the disclosure provided in our Annual Report on Form 10-K for the fiscal year ended September 30, 2017.

Item 4.	Controls and Procedures.

Disclosure Controls and Procedures

Our management is responsible for establishing and maintaining disclosure controls and procedures to provide reasonable assurance that material information related to our Company, including our consolidated subsidiaries, is made known to senior management, including our Chief Executive Officer and Chief Financial Officer, by others within those entities on a timely basis so that appropriate decisions can be made regarding public disclosure.

We carried out an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and our Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended) as of June 30, 2018. Our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures, as of June 30, 2018, were effective.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the quarter ended June 30, 2018 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II — OTHER INFORMATION

Item 1.	Legal Proceedings.

From time to time, we may be involved in legal proceedings, claims and litigation arising in the ordinary course of business. We are not currently a party to any material legal proceedings or claims outside the ordinary course of business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Item 1A.	Risk Factors.

There have been no material changes to the risk factors discussed in Item 1A. Risk Factors in our Annual Report on Form 10-K for the year ended September 30, 2017.

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds.

None.

Item 3.	Defaults Upon Senior Securities.

None.

Item 4.	Mine Safety Disclosures.

Not applicable.

Item 5.	Other Information.

None.

Item 6.	Exhibits.

The Exhibits listed in the Exhibit Index immediately preceding such Exhibits are filed with or incorporated by reference in this Quarterly Report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 8, 2018	STELLAR BIOTECHNOLOGIES, INC.

/s/ Kathi Niffenegger
Kathi Niffenegger
Chief Financial Officer
(Principal Financial Officer and Duly Authorized Officer)

EXHIBIT INDEX

Exhibit Number	Description

31.1	Certification of the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of the Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (*)

32.2	Certification of the Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (*)

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Label Linkbase Document

101.PRE	XBRL Taxonomy Presentation Linkbase Document

*	A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Frank R. Oakes, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q of Stellar Biotechnologies, Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a.	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: August 8, 2018	By:	/s/ Frank R. Oakes
Frank R. Oakes
President and Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Kathi Niffenegger, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q of Stellar Biotechnologies, Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a.	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: August 8, 2018	By:	/s/ Kathi Niffenegger
Kathi Niffenegger
Chief Financial Officer
(Principal Financial Officer)

Exhibit 32.1

CERTIFICATION OF THE CHIEF EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report on Form 10-Q of Stellar Biotechnologies, Inc. (the “Company”) for the quarter ended June 30, 2018, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Frank R. Oakes, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: August 8, 2018	By:	/s/ Frank R. Oakes
Frank R. Oakes
President and Chief Executive Officer
(Principal Executive Officer)

Exhibit 32.2

CERTIFICATION OF THE CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report on Form 10-Q of Stellar Biotechnologies, Inc. (the “Company”) for the quarter ended June 30, 2018, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Kathi Niffenegger, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: August 8, 2018	By:	/s/ Kathi Niffenegger
Kathi Niffenegger
Chief Financial Officer
(Principal Financial Officer)